SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OPENWAVE SYSTEMS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

63718-10-0

(CUSIP Number of Class of Securities)

1400 Seaport Boulevard

Redwood City, California 94063

(650) 480-8000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Donald J. Listwin President and Chief Executive Officer Openwave Systems Inc. 1400 Seaport Boulevard Redwood City, California 94063 (650) 480-8000	Stephen W. Fackler, Esq. Richard A. Grimm, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000

Transaction valuation*	Amount of Filing Fee

$6,067,546	$491

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,215,929 shares of common stock of Openwave Systems Inc. having an aggregate value of $6,067,546 as of April 25, 2003, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that Openwave Systems Inc. expects to acquire under this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of the transaction. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on April 29, 2003.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable

Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Introductory Statement

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission on April 29, 2003, in connection with our offer to exchange certain options to acquire shares of our common stock, par value $0.001, on the terms and subject to the conditions described in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated April 29, 2003 (the “Offer to Exchange”), and the related attachments thereto.

Item 8.    Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options”) is incorporated herein by reference.

Item 12.    Exhibits.

(a)(i)*	E-mail communication to eligible employees at Openwave Systems Inc. employees, dated April 29, 2003.

(a)(ii)*	Offer to Exchange, dated April 29, 2003.

(a)(iii)*	Election Form.

(a)(iv)*	Website Login Page.

(a)(v)	Form of Electronic Notice of Amendments to the Offer to Exchange (including the Amendments to the Offer to Exchange) delivered to employees on May 20, 2003.

(a)(vi)	Form of Confirmation Letter confirming the acceptance of options and the number of replacement options to be granted.

(a)(vii)	Openwave Systems Inc. Press Release on Form 8-K filed with the Securities and Exchange Commission on April 24, 2003, and incorporated herein by reference.

(a)(viii)

Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003, and incorporated herein by reference.

(a)(ix)

Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 15, 2002, and incorporated herein by reference.

(a)(x)	Openwave Systems Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the SEC on September 30, 2002, and incorporated herein by reference.

(b)	Not applicable.

(d)(i)*	Openwave Systems Inc. 1995 Stock Plan.

(d)(ii)*	Form of Nonstatutory Stock Option Agreement under the Openwave Systems Inc. 1995 Stock Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on April 29, 2003.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2003	Openwave Systems Inc.

	By:	/s/ DONALD J. LISTWIN
		Name:	Donald J. Listwin
		Title:	President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
(a)(i)*	E-mail communication to eligible employees at Openwave Systems Inc. employees, dated April 29, 2003.

(a)(ii)*	Offer to Exchange, dated April 29, 2003.

(a)(iii)*	Election Form.

(a)(iv)*	Website Login Page.

(a)(v)	Form of Electronic Notice of Amendments to the Offer to Exchange (including the Amendments to the Offer to Exchange) delivered to employees on May 20, 2003.

(a)(vi)	Form of Confirmation Letter confirming the acceptance of options and the number of replacement options to be granted.

(a)(vii)	Openwave Systems Inc. Press Release on Form 8-K, filed with the Securities and Exchange Commission on April 24, 2003, and incorporated herein by reference.

(a)(viii)

Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003, and incorporated herein by reference.

(a)(ix)

Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 15, 2002, and incorporated herein by reference.

(a)(x)	Openwave Systems Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the SEC on September 30, 2002, and incorporated herein by reference.

(b)	Not applicable.

(d)(i)*	Openwave Systems Inc. 1995 Stock Plan.

(d)(ii)*	Form of Nonstatutory Stock Option Agreement under the Openwave Systems Inc. 1995 Stock Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on April 29, 2003.